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                              June 10, 2024

       John H. Ruiz
       Chief Executive Officer
       MSP Recovery, Inc.
       2701 Le Jeune Road, Floor 10
       Coral Gables, Florida 33134

                                                        Re: MSP Recovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 5, 2024
                                                            File No. 333-279958

       Dear John H. Ruiz:

              We have conducted a limited review of your registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1

       Cover Page

   1. You disclose on the cover page and on page 5 that you are registering for resale 8,422,658 shares of your Class A
Common Stock. The selling securityholders' table on page 87, however, indicates that
the selling shareholders can sell up to 14,096,885 shares and several warrants.
Please revise the registration statement to resolve the discrepancy or advise.
       Exhibits

   2. The legal opinion filed as Exhibit 5.1 references an earlier offering. Please file a new opinion that opines on
the legality of the Company   s securities being registered in the
                                                        current registration
statement.
 John H. Ruiz
FirstName  LastNameJohn H. Ruiz
MSP Recovery,   Inc.
Comapany
June       NameMSP Recovery, Inc.
     10, 2024
June 10,
Page 2 2024 Page 2
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Jeremy Moore